Exhibit (e)(33)

NOTICE TO EQUITY AWARD HOLDERS

TO:	HOLDERS OF STOCK OPTIONS AND RESTRICTED STOCK UNITS OF HOUGHTON MIFFLIN HARCOURT COMPANY

FROM:	William F. Bayers, Executive Vice President and General Counsel

DATED:	March 22, 2022

RE:	TREATMENT OF STOCK OPTIONS AND RESTRICTED STOCK UNITS IN THE ACQUISITION

As you know, Houghton Mifflin Harcourt Company (the “Company”) has reached an agreement to be acquired by an entity affiliated with The Veritas Capital Fund VII, LP. Specifically, on February 21, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Harbor Holding Corp., a Delaware corporation (the “Parent”), and Harbor Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”). In accordance with the Merger Agreement, the Purchaser has commenced a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of the Company’s common stock at a price of $21.00 per share in cash, without interest and subject to applicable withholding taxes. Subject to the terms of the Merger Agreement, after the completion of the Tender Offer, the Purchaser will merge with and into the Company, with the Company surviving (the “Surviving Corporation”) as a wholly owned subsidiary of the Parent (the “Merger”).

This notice regarding the treatment of outstanding equity awards pursuant to the Merger Agreement is being provided to you in accordance with Sections 12 and 13 of the Company’s 2015 Omnibus Incentive Plan (as such plan may have been amended or amended and restated from time to time).

TREATMENT OF STOCK OPTIONS

In accordance with the terms of the Merger Agreement, each vested and unvested option to purchase shares of the Company’s common stock (a “Stock Option”) that is outstanding and unexercised immediately prior to the time the Purchaser accepts for purchase the shares tendered pursuant to the Tender Offer (the “Acceptance Time”) will vest in full and automatically be canceled and converted into the right to receive, from the Surviving Corporation, a lump sum cash payment equal to (i) the amount paid per share to a stockholder in the Tender Offer, which is expected to be $21.00, less the exercise price per share for the Stock Option, multiplied by (ii) the total number of shares then underlying the Stock Option, less applicable tax withholding. In the event a Stock Option has an exercise price per share equal to or greater than the amount paid per share to a stockholder in the Tender Offer, the Stock Option will be canceled without payment and have no further force or effect.

TREATMENT OF RSUs AND PSUs

In accordance with the terms of the Merger Agreement, immediately prior to the Acceptance Time, each outstanding and unvested award of restricted stock units that vest based solely based on the passage of time, which we refer to as RSUs, and each outstanding and unvested award of restricted stock units that vest based on both the passage of time and the achievement of performance milestones, which we refer to as PSUs, will immediately vest (with any award of PSUs vesting in based on the number of shares of Company Common Stock that would have vested had target performance under the award been achieved) and automatically be canceled and converted into the right to receive, from the Surviving Corporation, a lump sum cash payment equal to the amount paid per share to a stockholder in the Tender Offer, which is expected to be $21.00, multiplied by the total number of shares of Company Common Stock then underlying such award of RSUs or PSUs, as the case may be, (with the number shares of Company Common Stock deemed to be underlying any award of PSUs based on the achievement of target performance), less applicable tax withholding.

ADDITIONAL INFORMATION

The Acceptance Time could occur as early as April 2, 2022.

Under the Merger Agreement, payments in respect of the Company’s outstanding equity awards are payable by the Surviving Corporation, via payroll, as promptly as practicable after the effective time of the Merger (and in all events within 10 business days after the effective time of the Merger). All payments will be paid without interest and net of all applicable withholding taxes, including income and employment taxes.

Holders of Stock Options, RSUs and/or PSUs do not need to take any action to receive the payments described in this notice. Each holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Stock Options, RSUs and PSUs under the terms of the Merger Agreement.

The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the United States Securities and Exchange Commission (“SEC”) on February 22, 2022 as an exhibit to the Company’s Current Report on Form 8-K. You may obtain a copy of the Merger Agreement, the Offer to Purchase filed by the Parent and the Purchaser as an exhibit to the Tender Offer Statement on Schedule TO (the “Offer to Purchase”), and the Tender Offer Solicitation/ Recommendation Statement filed by the Company on Schedule 14D-9 (the “Schedule 14D-9”) through the SEC’s website, at http://www.sec.gov. These materials can also be accessed by Company employees on the Company’s website at https://www.hmhco.com/hmh-proposed-acquisition-by-veritas-capital. Each holder should carefully read the Merger Agreement, the Offer to Purchase and Schedule 14D-9 for additional information and details about the Merger and the treatment of Stock Options, RSUs and PSUs.

As a reminder, U.S. securities laws prohibit you from trading in Company securities while you possess material, nonpublic information about the Company, and all trading in Company securities is subject to the Company’s Securities Trading Policy.